August 13, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Fresh Vine Wine, Inc.
Request for Withdrawal of Registration Statement on Form S-4
Registration No. 333-278369

Ladies and Gentlemen:

On March 29, 2024, Fresh Vine Wine, Inc. (the “Company”) initially filed Registration Statement No. 333-278369 on Form S-4 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer plans to proceed with the business combination contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s CEO, Michael Pruitt, at (704) 578-2238.

Very truly yours,

FRESH VINE WINE, INC.

/s/ Michael Pruitt
Name:	Michael Pruitt
Title:	Chief Executive Officer